
HAECO

Our Ref.: CSA/CPA12/20,24

9th August 2006

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finar
450 Fifth Street, N.W.
Washington, DC 20549
USA


06016023

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose copies of the following documents of the Company for your attention:

(a) Results Announcement Form;
(b) Interim Results Announcement published today in Hong Kong in The Standard.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Thomas DiVivo, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\20\2006 Interim\ltr_SEC US

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

To : Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From : Hong Kong Aircraft Engineering Company Limited (Name of Company) — No. of pages: One

RECEIVED
2006 AUG ... P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. David Fu	2840 8862	8th August 2006
(Responsible Official)	(Contact Telephone Number)	(Date)

Name of listed company: Hong Kong Aircraft Engineering Company Limited (Stock code: 00044)
Year end date: 31st December 2006
Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☑ Adoption of new disclosure requirements

Auditors' Report
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

Interim report reviewed by
☑ Audit committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~/Unaudited) Current Period from 01/01/2006 to 30/06/2006 (HK$)		(~~Audited~~/Unaudited) Last Corresponding Period from 01/01/2005 to 30/06/2005 (HK$)
Turnover	:	1,838 million		1,481 million
Profit/ (Loss) from Operations	:	372 million		255 million
Net Finance Income	:	14 million		1 million
Share of Profit/ (Loss) of Associates	:	N/A		N/A
Share of After-Tax Profit/ (Loss) of Jointly Controlled Entities	:	149 million		117 million
Profit/ (Loss) after Taxation & MI	:	398 million		289 million
% Change over Last Period	:	+38%		
EPS/ (LPS) - Basic *(in dollars)*	:	$2.39		$1.74
- Diluted *(in dollars)*	:	N/A		N/A
Extraordinary ("ETD") Gain/ (Loss)	:	N/A		N/A
Profit/ (Loss) after ETD Items	:	398 million		289 million
Interim Dividend per Share	:	$0.65		$0.50
(specify if with other options)	:	Nil		Nil
B/C Dates for Interim Dividend	:	11th September 2006	to	15th September 2006 bdi.
Payable Date	:	26th September 2006		
B/C Dates for (____) General Meeting	:	N/A	to	N/A bdi.
Other Distribution for Current Period	:	$2.50 (special dividend per share payable on 26th September 2006)		
B/C Dates for Special Dividend	:	11th September 2006	to	15th September 2006 bdi

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

David Fu

David Fu, Secretary

Any description or an explanatory note attached?
☐ Yes (Number of pages attached: __) ☑ No

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)


HAECO

2006 Interim Results

CHAIRMAN'S STATEMENT

Consolidated results
Profit attributable to the Company's shareholders for the first half of 2006 was HK$398 million. This is a 38% increase over that of the prior year and is driven primarily by growth of heavy maintenance operations in Hong Kong and Xiamen.

Your Directors have declared an interim dividend of HK$0.65 per share (2005: HK$0.50) together with a special dividend of HK$2.50 per share representing cash surplus to immediate requirements. Both dividends are payable on 26th September 2006 to shareholders registered at the close of business on 15th September 2006. The share register will be closed from 11th to 15th September 2006, both dates inclusive.

Operations
The Group is running its current facilities at near to full capacity. It is making good progress in expanding its operations:

- Taikoo (Xiamen) Aircraft Engineering Company Limited's (TAECO) fourth hangar, which opened at the start of this year, is already well utilised and the construction of its fifth hangar is on track to open in mid 2007. A sixth hangar is also to be constructed with an opening planned by the end of 2008. HAECO acquired an additional 2% of the equity of TAECO in April 2006 to bring its interest to 56.55%.
- HAECO's second hangar at Hong Kong International Airport is scheduled to open at the end of 2006. The Company has also reached agreement with the Hong Kong Airport Authority to lease additional land and, subject to certain conditions, extend its franchise from 2031 to 2036. This will allow it to build an additional double bay hangar which is planned to start operation in the first half of 2009.
- Hong Kong Aero Engine Services Limited's (HAESL) engine-build workshop extension will open in the second half of 2007.
- HAECO and TAECO are working with The Guangdong Airport Management Corporation on a feasibility study for providing maintenance at Guangzhou's Baiyun Airport.

Staff are being recruited and trained to match this expansion.

Prospects
Demand for the Group's services remains firm and I expect that our facilities will continue to be well utilised during the second half of the year.

David Turnbull
Chairman
Hong Kong, 8th August 2006

Hong Kong Aircraft Engineering Company Limited

OPERATIONAL AND FINANCIAL

Review Of Operations

The Company's profit attributable to shareholders comprises:

	Six months ended 30th June 2006 HK$M	2005 HK$M	Change
HAECO Hong Kong operations	**143**	118	21%
Share of:			
TAECO	**110**	56	96%
HAESL	**126**	100	26%
Other jointly controlled companies	**19**	15	27%
	398	289	38%

HAECO Hong Kong Operations
HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O, plus inventory technical management.

Line maintenance movements handled grew by 3% over the first half of 2005 with an average of 245 aircraft per day.

Heavy maintenance had a busy first half with manhours sold increasing by 9% over the first half of 2005 to 0.89 million manhours. 62% of the work was from non Hong Kong based carriers.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with last year.

HAECO's inventory management service continues to expand with HK$186 million assets under management supporting 27 aircraft at the end of June 2006.

Construction of HAECO's second hangar at Hong Kong International Airport is progressing towards completion at the end of the year. HAECO has entered into an agreement with the Hong Kong Airport Authority to lease an additional 26,550 square metres of land, sufficient to provide for a third and fourth hangar. Construction of the third hangar, which will accommodate two wide-bodied aircraft, is planned to start in 2007 and be completed in early 2009. No decision has been made on the timing of a fourth hangar. The agreement with the Hong Kong Airport Authority also, subject to certain conditions, extends HAECO's franchise from 2031 to 2036.

Taikoo (Xiamen) Aircraft Engineering Company Limited
Heavy maintenance manhours sold by TAECO increased by 46% over prior year to 1.75 million due to strong demand and the addition of a fourth double bay hangar. The second and third lines of Boeing 747-400 passenger aircraft to freighter conversions were started during the period. These three lines will run for at least five years, given the expected demand for Boeing 747-400 conversions.

Line maintenance operations in Xiamen, Shanghai and Beijing continued to expand, with aircraft handled averaging 37 per day.

Construction work on the fifth hangar is on track for opening in mid 2007. A sixth hangar has recently been approved in light of the continued demand from long-term customers for heavy maintenance and it is expected that this will open by the end of 2008.

Engine overhaul
Hong Kong Aero Engine Services Limited ('HAESL') (45% owned) and its associate, Singapore Aero Engine Services Pte. Limited (9% owned), achieved good results for the period due to both higher work volume and a more favourable work mix.

HAESL has committed HK$85 million to expand the capacity of its engine build workshop facilities. The new facility is planned to open in late 2007.

Jointly Controlled Companies
Jointly controlled companies in Mainland China and Hong Kong performed satisfactorily during the period.

Environment
The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity are in its environmental report on its website. The Company has received an energy efficiency award from the Hong Kong Government.

Staff
The change in the Group's headcount during the period was:

	30 June 2006	31 December 2005	Change
HAECO	**3,819**	3,757	2%
TAECO	**3,410**	2,945	16%
HAESL	**764**	750	2%
Other jointly controlled companies in which HAECO and TAECO own more than 20%	**755**	731	3%
	8,748	8,183	7%

Financial Review

Net Assets
The Group's non-current net assets increased from HK$3,495 million to HK$3,690 million mainly due to capital expenditure of HK$286 million offset by HK$113 million depreciation and amortisation. The capital expenditure was primarily on the fifth hangar in Xiamen and second hangar in Hong Kong. The Group's net current assets, excluding liquid funds, remained low at HK$74 million (31st December 2005 HK$45 million).

Net Liquid Funds and Financing
The Group's deposits and net cash equivalents totalled HK$942 million at 30th June 2006. The Group is generating cash at a rate in excess of its current reinvestment commitments and surplus funds are being returned to shareholders by way of a special dividend.

Currency Fluctuations
The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure and US dollar income. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and use of forward exchange contracts.

Consolidated profit and loss account

for the six months ended 30th June 2006 – unaudited

	Note	Six months ended 30th June 2006 HK$M	2005 HK$M (restated)	Year ended 31st December 2005 HK$M
Turnover	4	**1,838**	1,481	3,121
Operating expenses:				
Staff remuneration and benefits		**(778)**	(676)	(1,425)
Cost of direct material and job expenses		**(415)**	(316)	(680)
Depreciation and amortisation		**(113)**	(93)	(202)
Insurance and utilities		**(55)**	(51)	(107)
Operating lease rentals – land and buildings		**(31)**	(26)	(53)
Repairs and maintenance		**(43)**	(31)	(81)
Other operating expenses		**(31)**	(33)	(72)
Operating profit	4	**372**	255	501
Net finance income	5	**14**	1	7
Net operating profit		**386**	256	508
Share of after-tax results of jointly controlled companies		**149**	117	267
Profit before taxation		**535**	373	775
Taxation	6	**(45)**	(34)	(65)
Profit for the period		**490**	339	710
Attributable to:				
The Company's shareholders		**398**	289	618
Minority interests		**92**	50	92
		490	339	710
Dividends				
Interim		**116**	83	83
Final – proposed				183
Special		**415**	–	–
		531	83	266
Earnings per share attributable to the Company's shareholders (basic and diluted)		**HK$2.39**	HK$1.74	HK$3.72

	2006 Interim	2005 Interim	2005 Final	2005 Total
Dividends per share	**HK$0.65**	HK$0.50	HK$1.10	HK$1.60
Special dividend per share	**HK$2.50**	HK$0.00	HK$0.00	HK$0.00


SWIRE

Consolidated balance sheet

at 30th June 2006 – unaudited

	Note	30th June 2006 HK$M	31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	2,602	2,442
Leasehold land and land use rights	8	208	192
Intangible assets	8	5	6
Jointly controlled companies	9	700	671
Retirement benefit assets	10	169	177
Deferred tax assets		6	7
		3,690	3,495
Current assets			
Stocks of aircraft parts		80	78
Work in progress		186	88
Debtors and prepayments		378	464
Amounts due from jointly controlled companies		16	13
Deposits maturing after three months		83	86
Short-term deposits and bank balances		957	809
Derivative financial instruments		2	–
		1,702	1,538
Current liabilities			
Creditors and accruals		553	578
Amount due to jointly controlled companies		1	3
Short-term bank loan		98	18
Taxation		32	17
		684	616
Net current assets		1,018	922
Total assets less current liabilities		4,708	4,417
Non-current liabilities			
Receipt in advance		117	122
Deferred tax liabilities		209	197
		326	319
NET ASSETS		4,382	4,098
Equity attributable to the Company's shareholders			
Share capital	12	166	166
Reserves		3,565	3,346
		3,731	3,512
Minority interests		651	586
TOTAL EQUITY		4,382	4,098

Consolidated cash flow statement

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Operating activities			
Cash generated from operations	456	293	867
Interest paid	(1)	(4)	(7)
Interest received	15	5	13
Taxation paid	(21)	(13)	(30)
Net cash generated from operating activities	449	281	843
Investing activities			
Purchase of property, plant and equipment	(294)	(299)	(546)
Sale of property, plant and equipment	2	–	–
Acquisition of additional interest in a subsidiary company	(27)	–	–
Loans advanced to a jointly controlled company	–	–	(3)
Loan repaid by a jointly controlled company	7	–	–
Dividends received from jointly controlled companies	112	50	318
Net increase in short-term deposits maturing after three months	2	(18)	(37)
Net cash (used in)/generated from investing activities	(198)	(264)	(268)
Net cash inflow before financing activities	251	17	575
Financing activities			
Repayment of term loans	(50)	(3)	(100)
Drawing of bank loans	130	43	18
Dividends paid to the Company's shareholders	(183)	(128)	(211)
Net cash used in financing activities	(103)	(88)	(293)
Net increase in cash and cash equivalents	148	(71)	282
Cash and cash equivalents at 1st January	809	527	527
Cash and cash equivalents at end of the period	957	456	809

Consolidated statement of changes in equity

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Total equity at 1st January	4,098	3,604	3,604
Exchange differences and net expenses recognised directly in equity	2	–	(5)
Profit for the period	490	339	710
Total recognised income for the period	492	339	705
Dividends paid to the Company's shareholders	(183)	(128)	(211)
Dividends paid to minority interests	–	–	–
Acquistion of additional interest in a subsidiary company	(26)	–	–
Fair value gains/(losses), net of tax	1	–	–
Total equity at end of the period	4,382	3,815	4,098
Total recognised income for the period attributable to			
The Company's shareholders	398	289	618
Minority interests	92	50	92
	490	339	710

Notes to the Condensed Consolidated Accounts

1. Basis of preparation and accounting policies

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2005 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. These are:

HKAS 19 (amended 2005) "Actuarial Gains and Losses, Group Plans and Disclosures"

HKAS 39 (amended 2005) "Cashflow Hedge Accounting of Forecast Intragroup Transactions"

HKAS 39 (amended 2005) "The Fair Value Options"

HKAS 39 and HKFRS 4 (amended 2005) "Financial Guarantee Contracts"

HKFRS-Int 4 (amended 2005) "Determining whether an Arrangement contains a Lease"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2006.

(b) Certain comparative amounts have been reclassified to conform to the current year's presentation. The change relates to a more meaningful reclassification among operating expense categories.

(c) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). This consolidated financial information should be read in conjunction with the 2005 annual financial statements.

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. Management of financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. Segmental information

The Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M
Turnover	1,192	1,077	2,260	689	437	928	(43)	(33)	(67)	1,838	1,481	3,121
Operating profit	152	141	300	220	114	201	–	–	–	372	255	501
Net finance income/(charges)	14	(1)	3	–	2	4				14	1	7
Share of after-tax results of jointly controlled companies	136	109	248	13	8	19				149	117	267
Profit before taxation	302	249	551	233	124	224				535	373	775
Profit for the period	278	227	504	212	112	206				490	339	710
Profit attributable to the Company's shareholders	278	227	504	120	62	114				398	289	618

Analysis of net assets of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2006 HK$M	31st December 2005 HK$M	30th June 2006 HK$M	31st December 2005 HK$M	30th June 2006 HK$M	31st December 2005 HK$M	30th June 2006 HK$M	31st December 2005 HK$M
Jointly controlled companies	615	599	85	72	–	–	700	671
Other assets	2,976	2,962	1,764	1,439	(48)	(39)	4,692	4,362
Long-term loan	–	–	–	–	–	–	–	–
Other liabilities	(731)	(773)	(327)	(201)	48	39	(1,010)	(935)
Net assets	2,860	2,788	1,522	1,310	–	–	4,382	4,098
Equity attributable to the Company's shareholders	2,855	2,783	876	729	–	–	3,731	3,512
Minority interest	5	5	646	581	–	–	651	586
Total equity	2,860	2,788	1,522	1,310	–	–	4,382	4,098

Notes to the Condensed Consolidated Accounts *(continued)*

5. Net finance income/(charges)

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Finance income	15	5	14
Interest expense:			
Short-term bank loans	(1)	–	(1)
Long-term loan	–	(4)	(6)
	14	1	7

6. Taxation

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Current taxation:			
Hong Kong profits tax	12	10	19
Overseas tax	23	8	14
	35	18	33
Deferred taxation:			
Decrease/(increase) in deferred tax assets	(1)	5	4
Increase in deferred tax liabilities	11	11	28
	45	34	65

Provision for Hong Kong profits tax has been made by the Company of HK$12 million for the period ended 30th June 2006 (30th June 2005: HK$10 million; 31st December 2005: HK$19 million). Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$27 million for the period ended 30th June 2006 (30th June 2005: HK$22 million; 31st December 2005: HK$48 million).

7. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2006 of HK$398 million (30th June 2005: HK$289 million; 31st December 2005: HK$618 million) and to the weighted average 166,324,850 (30th June 2005: 166,324,850; 31st December 2005: 166,324,850) ordinary shares in issue during the period.

8. Capital expenditure

	Property, plant and equipment HK$M	Leasehold land and land use rights HK$M	Intangible asset – computer software HK$M
Net book value:			
At 31st December 2005	2,442	192	6
Additions and transfers	277	17	–
Disposals	(8)	–	–
Depreciation and amortisation	(109)	(3)	(1)
At 30th June 2006	2,602	206	5

9. Jointly controlled companies

Share of the financial results and positions of the jointly controlled companies for the period ended and at 30th June 2006 are as follows:

	HAESL			Others			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M
Turnover	1,151	980	2,124	115	89	201	1,266	1,069	2,325
Operating expenses	(1,012)	(863)	(1,865)	(88)	(71)	(159)	(1,100)	(934)	(2,024)
Operating profit	139	117	259	27	18	42	166	135	301
Net finance income/(charges)	3	1	5	–	–	–	3	1	5
Share of after-tax results of jointly controlled companies	8	3	9	–	–	–	8	3	9
Profit before taxation	150	121	273	27	18	42	177	139	315
Taxation	(25)	(21)	(44)	(3)	(1)	(4)	(28)	(22)	(48)
Profit for the period	125	100	229	24	17	38	149	117	267
Dividends paid	104	50	299	8	–	19	112	50	318
Funds employed:									
Non-current assets	364	370	361	92	92	95	456	462	456
Current assets	522	529	504	117	94	110	639	623	614
	886	899	865	209	186	205	1,095	1,085	1,070
Current liabilities	(267)	(180)	(269)	(98)	(87)	(101)	(365)	(267)	(370)
Non-current liabilities	(30)	(32)	(29)	–	–	–	(30)	(32)	(29)
	589	687	567	111	99	104	700	786	671
Financed by:									
Shareholders' equity and loans	589	687	567	111	99	104	700	786	671

10. Retirement benefits

Movement in the assets recognised in the balance sheet:

	Six months ended 30th June 2006		
	Local scheme HK$M	Expatriate scheme HK$M	Total HK$M
At 31st December 2005	141	36	177
Increase/(decrease) due to:			
Total expense	(25)	–	(25)
Contributions paid	17	–	17
At 30th June 2006	133	36	169

11. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2006, 94% of debtors (96% as at 31st December 2005) and 99% of creditors (98% as at 31st December 2005) were aged under six months.

12. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2006, 166,324,850 shares were in issue (31st December 2005: 166,324,850 shares).

13. Reserves

	Six months ended 30th June 2006				
	Revenue reserve HK$M	Capital redemption reserve HK$M	Exchange reserve HK$M	Cashflow hedge reserve HK$M	Total HK$M
At 31st December 2005	3,331	19	(4)	–	3,346
Profit attributable to the Company's shareholders	398	–	–	–	398
Previous year's final dividend	(183)	–	–	–	(183)
Recognised during the year	–	–	3	1	4
At 30th June 2006	3,546	19	(1)	1	3,565

14. Capital commitments for property, plant and equipment

	Six months ended 30th June 2006	
	Group HK$M	Company HK$M
Authorised by Directors but not contracted for	1,023	236
Contracted but not provided for in the accounts	392	267
Total	1,415	503

Captial commitments are mainly related to construction of the second hangar at the Hong Kong International Airport by the Company, and the fifth and the sixth hangers at Xiamen, Mainland China by TAECO.

15. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

		Jointly controlled companies			Related parties other than jointly controlled companies			Total		
		Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	Note	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2005 HK$M
Revenue from provision of services:										
Line maintenance and total care package charges for AHK Air Hong Kong Limited	a	–	–	–	16	12	28	16	12	28
Cathay Pacific Airways Limited service agreements	a	–	–	–	584	–	–	584	–	–
Other revenue	b	47	49	103	21	662	1,146	68	711	1,249
		47	49	103	621	674	1,174	668	723	1,277
Purchases:										
Costs payable to John Swire & Sons (H.K.) Limited under services agreement										
– Service fees paid during the year	a				13	4	12	13	4	12
– Expenses reimbursed at cost	a				10	7	16	10	7	16
Subtotal subject to reporting cap					23	11	28	23	11	28
– Change in accrual for service fees					(1)	4	9	(1)	4	9
– Share of administrative services					1	–	2	1	–	2
Total					23	15	39	23	15	39
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited					2	2	4	2	2	4
Spares purchases from Cathay Pacific Airways Limited					9	6	17	9	6	17
Other purchases	c	4	2	6	3	1	3	7	3	9
		4	2	6	37	24	63	41	26	69
Debtors	d	12	–	13	82	176	137	94	176	150
Creditors	d	1	–	3	10	9	29	11	9	32

Note:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.

b. Other revenue includes:
- Revenue from jointly controlled companies mainly came from services to HAESL and included engine component repairs; provisions of building workshop space in Tseung Kwan O and administrative services charged at cost.
- Revenue from other related parties in 2006 comprised mainly inventory management charges for Cathay Pacific Airways Ltd. The decrease in other revenue compared to prior year was due to the maintenance contract with Cathay Pacific Airways Limited up to 31st December 2005 pre-dating the current connected party rules and thus being disclosed as 'other revenue' in accordance with Chapter 14A of the Listing Rules.

Revenue from other parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstandings are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Corporate governance

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2006.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Disclosure of interests

Directors' interests

At 30th June 2006, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

Hong Kong Aircraft Engineering Company Limited	Capacity	Number of shares	Percentage of issued capital (%)	Note
The Hon. Sir Michael David Kadoorie (Alternate Director)	Trust	3,782,886	2.27	1
James Seymour Dickson Leach	Personal	124,800	0.08	–
John Robert Gibson	Personal	28,000	0.02	–
David Tong Chi Leung	Personal	20,000	0.01	–

Taikoo (Xiamen) Aircraft Engineering Company Limited	Capacity	Number of shares	Percentage of issued capital (%)	Note
Chan Ping Kit	Controlled corporation	US$830,000 of the registered capital	2.00	2

Notes

1. The Hon. Sir Michael David Kadoorie is one of the discretionary objects and the founder of a discretionary trust which ultimately holds these shares.
2. The shares are held by Kin Kuen Development Company Limited in which Chan Ping Kit holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2006 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	Number of shares	Percentage of issued capital (%)	Type of interest (notes)
1. Cathay Pacific Airways Limited	45,649,686	27.45	Beneficial owner
2. Swire Pacific Limited	99,839,503	60.03	Beneficial owner and attributable interest (1)
3. John Swire & Sons Limited	99,839,503	60.03	Attributable interest (2)
4. Marathon Asset Management Limited	14,985,730	9.01	Investment manager

Notes: At 30th June 2006:

(1) Swire Pacific Limited was interested in 54,189,817 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 46% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 99,839,503 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 31% of the issued share capital and approximately 53% of the voting rights.

As at the date of this announcement, the Directors of the Company are:
Executive: J.C.G. Bremridge, P.K. Chan, J.R. Gibson, M. Hayman, M.J.A. Sathianathan
Non-Executive: D.M. Turnbull, D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong, D.C.L. Tong

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